04024714

Antena 3

Director of the Legal Department

DATE: 26 April 2004

82-34762

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 96 24

SUPPL

FROM: Carmen Rodríguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91.623.06.17
FAX: (34) 91.623.09.25

RE: SIGNIFICANT EVENTS

Number of pages including this one: 9

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the English version of two Significant Events that have been filed before the Spanish National Securities Market Commission (*Comisión Nacional del Mercado de Valores* or "CNMV").

The first Significant Event is related to the summonof the next Shareholder´s Ordinary General Meeting and the second is in connection with the approval, by the Board, of the Annual Report of Corporate Governance for the year 2003. Due to the extension on the Corporate Governance document, we are sending it on CD format to your attention by courier along with the 2003´s Annual Report.

Should you have any comment to the above, please do not hesitate to contact us.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes (MADRID)
91.623.07.08

Antena 3

Antena 3 de Televisión, S.A. and, in its name and on its behalf, Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors, informs about the **TWO** following significant events related to and derived from the resolutions adopted by the Board of Directors of Antena 3 de Televisión, S.A. on 21st April 2004 through the exceptional procedure of voting in writing (governed by the Corporations Law, the Corporate Bye-laws and the Regulations of the Board of Directors of the Company).

SIGNIFICANT EVENTS

ONE.- The Board of Directors of Antena 3 de Televisión, S.A. has unanimously adopted the resolution transcribed hereinafter and related to the summons of the Shareholders' Ordinary General Meeting:

FIRST.- *At the proposal of the Chairman of the Board of Directors and in accordance with the applicable legal and statutory provisions, it is agreed to convene the Shareholders' Ordinary General Meeting to be held, in first call, on 12th May 2004, at 12:00 hours, at the Teatro Auditorio Municipal Adolfo Marsillach, Avenida Baunatal no. 18, San Sebastián de los Reyes (Madrid) and, if appropriate, in second call, the following day, 13th May 2004, at the same time and place, to discuss and resolve on the matters included in the following*

AGENDA

First.- *To review and approve the Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Account), the Management Report and the corporate management of ANTENA 3 DE TELEVISIÓN, S.A. and its consolidated group of companies for the year ended on 31st December 2003, and to decide on the allocation of results.*
Second.- *To adopt the necessary measures to maintain the stability of the affiliate UNIPREX, S.A.U.*
Third.- *To ratify in their office the Directors appointed by the Board of Directors, through the cooptation system, since the last General Meeting.*
Fourth.- *To fix the maximum aggregate remuneration to be annually perceived from the Company by the Directors.*
Fifth.- *To approve the variable remuneration and fidelization triennial scheme for the top management of Antena 3 Group.*
Sixth.- *To authorize the derivative purchase of treasury stock either directly or through the intermediary of companies of the group, and to authorize, if appropriate, to allocate the treasury stock portfolio to pay the relevant remunerations under the triennial and fidelization scheme referred to in the previous point.*
Seventh.- *To appoint the auditors of Antena 3 de Televisión, S.A. and its consolidated group of companies.*
Eighth.- *To delegate powers to execute, construe and cure the resolutions adopted by the Shareholders' General Meeting and to delegate the powers granted by the Meeting to the Board of Directors to convert such resolutions into a public deed.*

The summons will include the compulsory legal notices as well as the requisites for the attendance of the Shareholders to the Meeting and any other information deemed necessary or appropriate.

Antena 3

The Secretary and the Deputy Secretary of the Board of Directors are joint and severally empowered so that any of them may draft and publish the notice of the summons in the Official Gazette of the Mercantile Registry and the daily newspapers and, furthermore, to prepare and publish, in due time and manner, any other announcements deemed necessary or convenient to validly convene and hold this Shareholders' Ordinary General Meeting.
The presence of a Notary Public will be required to prepare the Minutes of the Meeting.
Once the summons has been published in the Official Gazette of the Mercantile Registry and in one of the largest newspapers of Madrid, the relevant documentation will be at the disposal of shareholders as set out in the applicable legal rules. Furthermore, such information will be immediately forwarded to the Comisión Nacional del Mercado de Valores (CNMV), and posted in the Web page of the company (antena3tv.com) on the same day of the publication of the announcement.

TWO.- The Board of Directors of Antena 3 de Televisión, S.A. has unanimously approved the proposals of the resolutions to be submitted to the Shareholders' Ordinary General Meeting, as follows:

THIRD.- *To approve the final proposals of the resolutions to be submitted by the Board of Directors to the Shareholders' Ordinary General Meeting which are the following:*

Proposals related to point I of the Agenda. To review and approve the Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Account) and the Management Report and the corporate management of Antena 3 de Televisión, S.A. and its consolidated group of companies for the year ended on 31st December 2003, and to decide on the allocation of results.

FIRST
To approve, as stated in the legal documentation, the Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Account) and the Management Report of Antena 3 de Televisión, S.A. and its consolidated group of companies, corresponding to year 2003, as formulated by the Board of Directors.

SECOND
As to the allocation of the results, and considering its negative nature, to record losses for 2003 which amount to euro 208,351,000 as established in the accounting legislation in force. Such losses will be recorded under the caption Deferred Losses.

THIRD
To approve the management of the Board of Directors of Antena 3 de Televisión, S.A. corresponding to fiscal year 2003.

Proposal related to point II of the Agenda. Measures necessary to maintain the stability of the affiliate UNIPREX, S.A.U.

FOURTH
To ratify the measures to be submitted by the Board to the consideration of the Meeting. Such measures will be those approved by the Board of Directors in the meeting to be held immediately before the Ordinary General Meeting.

Antena 3

Proposal related to point III of the Agenda. To ratify in their offices the Directors appointed by the Board of Directors, through the cooptation system, since the last General Meeting.

FIFTH

To ratify in their offices the following Directors for the statutory term of five years from their appointment. Such Directors were unanimously appointed by the Board, through the cooptation system, in the meeting held on 29th October 2003:

1. *Mr. Nicolás Abel Bellet de Tavernost, shareholder of the Company, to fill the vacancy left as a result of the prior resignation, on that date, of the company RTL Group Communications, S.L., of which the Director appointed was the representative in the Board of Directors of Antena 3 de Televisión, S.A.*
2. *Mr. Thomas Rabe, shareholder of the Company, to fill the vacancy left as a result of the prior resignation, on that date, of the company RTL Group, S.A., of which the Director appointed was the representative in the Board of Directors of Antena 3 de Televisión, S.A.*
3. *Mr. José Luis López de Garayo Gallardo, shareholder of the Company, to fill the vacancy left as a result of the prior resignation of Mr. Eduardo Sanfrutos Gambin, which was accepted by the Board in its previous meeting held on 30th September.*

Proposal related to point IV of the Agenda. To fix the maximum aggregate remuneration to be annually perceived from the Company by the Directors.

SIXTH

The remuneration to be perceived from the Company by the Directors will be subject to the following limits:

1. *The total of: a) the allowances perceived by the Directors during the year, in accordance with the provisions of the first paragraph of article 34 of the Corporate Bye-laws and agreed from time to time by the Meeting, plus b) the remuneration perceived in consideration of the professional, mercantile or work relationships of the members of the Board of Directors, in accordance with the provisions of the second paragraph of article 34 of the Corporate Bye-laws, irrespective of whether they have been granted powers or not, and as a result of any functions performed for the Company (either of a general management, other managerial, executive, advisory and consulting nature or the rendering of any other services, but different from the supervision and decision functions as Directors), may not exceed, in aggregate for all the Directors and during each year, the sum of EURO THREE MILLION (€ 3,000,000).*
   In the exceptional case that the number of meetings of the Board or of its Committees to be held during a given year, plus the sums described in paragraph 1.b), reach the maximum figure stated above, the remaining meetings of the Board or of its Committees to be held such year will not give right to perceive any allowances.
2. *Additionally, in the case that the contracts governing the relationships referred to in paragraph 1.b) above include clauses or covenants that, in case of an early or unilateral termination by the Company, oblige the Company to pay to the other party any indemnities or considerations stated in the contract itself, the total amount of such indemnities or considerations may not exceed, for all the contracts from time to time in force, the sum of EURO THREE MILLION (€ 3,000,000). The eventual payment, if any, of these sums will not be computed for the purposes of the limit set in paragraph 1 above.*
3. *Those remunerations, if any, derived from incentive or variable remuneration schemes expressly approved by the General Meeting will be excluded from the scope of this resolution.*

Antena 3

Proposals related to point V of the Agenda. Variable remuneration and fidelization triennial scheme for the top management of Antena 3 Group.

SEVENTH
To approve a variable remuneration and fidelization triennial scheme for the top management of Antena 3 Group, subject to the following terms and conditions:

1. Beneficiaries
All the managers, either Directors or not, determined by the Board of Directors and who maintain a work relationship with the Company will be eligible for the Scheme, subject to the amounts and conditions set out by the Board and to the prior report of the Appointments and Remunerations Committee. Similarly, those persons, Directors or not, determined by the Board of Directors and who are bound to the Antena 3 group by a service agreement will also be eligible subject to the amounts and conditions set out by the Board and to the prior report of the Appointments and Remunerations Committee. The members of the Board of Directors will not be eligible for the Scheme for the mere fact of holding such offices.

2. Term of the Scheme
The Scheme will end on 10th July 2009, in accordance with the following provisions.

3. Terms and Conditions of the Scheme
The global amount of the variable remuneration for all the beneficiaries will be set up by the Board of Directors before 30th June 2007, and will be the result of adding the following parameters:

- *TWO PERCENT (2%) of multiplying by 11.6 the difference between EURO ONE HUNDRED AND TWENTY MILLION (€ 120,000,000) and the consolidated EBITDA of Antena 3 Group as at 31st December 2006, in accordance with the accounts formulated and audited.*
- *ONE PERCENT (1%) of the difference between EURO ONE THOUSAND THREE HUNDRED AND NINETY TWO MILLION (€ 1,392,000,000) and the average value of the Company on the Stock Exchange during December 2006, with a maximum of EURO TWO THOUSAND MILLION (€ 2,000,000,000).*

The resulting global amount will be paid to beneficiaries according to the proportion established for each one of them by the Board of Directors, as follows:

a. *At least 30%, cash, before 10th July 2007*
b. *The rest, in shares of the Company, in one of the following three dates, at the option of the beneficiary:*
    - *10th July 2007*
    - *10th July 2008*
    - *10th July 2009*

The beneficiary shall decide which one of the three dates he/she irrevocably selects, before 10th July 2005.
The number of shares to be allocated to the beneficiary will depend on the date selected:

- *If the beneficiary selects 10th July 2007, the number of shares allocated will be the result of dividing his/her participation in the global amount of the variable remuneration (after deducting the sum paid cash) by the average value of the share in December 2006.*
- *If the beneficiary selects 10th July 2008, the number of shares allocated will be the result of dividing his/her participation in the global amount of the*

Antena 3

variable remuneration (after deducting the sum paid cash) by the arithmetic mean of the following two figures: (i) the average value of the share in December 2007 and (ii) € 25.2.

- *If the beneficiary selects 10th July 2009, the number of shares allocated will be the result of dividing his/her participation in the global amount of the variable remuneration (after deducting the sum paid cash) by € 25.2.*

In the three cases, excesses will be eliminated.
Upon the allocation, the variable remuneration will include, at least, a number of shares equivalent to the number whose average market value in June of the relevant year equals the global amount of the variable remuneration as if it had been set up on 30th June 2007, after deducting the sum paid cash.
In any case, the maximum number of shares to be allocated in accordance with the Scheme will be ONE MILLION ONE HUNDRED AND ELEVEN THOUSAND ONE HUNDRED AND TWENTY (1,111,120) SHARES (2% of the current capital stock). If, for any reason, the number of shares after applying the terms and conditions of the Scheme exceeds the number stated herein, the variable remuneration will be paid cash to those beneficiaries who have not received them yet, and the sum to be paid will be calculated by multiplying the number of shares that would have been allocated in the absence of the above limitation by the average value of the share during the calendar month before the date on which the relevant sum should have been paid.

4. EBITDA
In this Scheme, EBITDA will be understood, for the purposes of the consolidated financial statements of Antena 3 de Televisión, S.A. for each fiscal year, as the consolidated gross profit before:

i. Any provision made for fiscal/Corporation Tax reasons;
ii. Any interests or fees paid or to be paid by any company of the consolidated group with respect to any borrowing;
iii. Any item considered extraordinary or exceptional;
iv. Any amount allocated to the depreciation of intangible fixed assets (including goodwill) or the depreciation of tangible fixed assets;
v. Net exchange rate differences.

5. Delegation in the Board of Directors
The Board of Directors is empowered to apply, execute and develop this resolution including, without limitation, the following faculties:

a) *To adjust the terms of the resolution in those cases where the relationship of a beneficiary with Antena 3 Group is terminated while the Scheme is in force, on the basis of the reasons for termination, as well as the nature and term, indefinite or definite, as appropriate, of the relevant relationship.*
b) *To cease its application until the next General Meeting in the case that exceptional circumstances notably alter the balance of the relationship between Antena 3 and the beneficiaries, to the detriment of the Company.*

EIGHTH
The decision on determining the beneficiaries of the triennial variable remuneration and fidelization scheme for the management of Antena 3 Group will be delegated in the Chairman and in the Chief Executive Officer, as well as the fixing of the proportion of the global amount to be allocated to each beneficiary, all subject to a prior report to be submitted to the Appointments and Remunerations Committee.
The decision on such proportions will be taken before the holding of the Shareholders' General Meeting to which such Scheme will be submitted for approval, and the document establishing the allocation of such proportions will be signed by the Chairman, the Chief

Antena 3

Executive Officer and the Secretary of the Board of Directors. The document will be kept under the custody of the Chief Executive Officer.

Proposal related to point IV of the Agenda. To authorize the derivative purchase of treasury stock either directly or through the intermediary of companies of the group, and to authorize, if appropriate, to allocate the treasury stock portfolio to pay the relevant remunerations under the triennial and fidelization scheme referred to the in the previous point.

NINTH

To authorize the Company to purchase, either directly or through the intermediary of any of its affiliates, shares of Antena 3 de Televisión, S.A., through any legal means, and to authorize their disposal or subsequent redemption in accordance with article 75 and related ones of the Corporations Law.

The purchase of such treasury shares will be subject to the following conditions:

- ✓ *The nominal value of the shares purchased, added to the shares owned by Antena 3 de Televisión, S.A. and its affiliates, shall not exceed five percent of the capital stock;*
- ✓ *To record on the liabilities side of the Balance Sheet of the company a non-available reserve equivalent to the amount of the treasury shares recorded on the assets side. Such reserve must be maintained as far as the shares are not disposed of or redeemed.*
- ✓ *The shares purchased must be fully paid up.*
- ✓ *The purchase price cannot be either lower than the nominal value or higher than 5 percent of the listing value of the treasury stock purchased in the official secondary market at the time of the acquisition. Such operations must abide by the rules of the Securities Market.*

It is expressly authorized to allocate, wholly or partially, the shares purchased by the Company or its affiliates on the basis of this authorization, to the employees or administrators of Antena 3 de Televisión, S.A. or its group companies when there is a right, acknowledged directly or as a consequence of the exercise of the eventual stock option rights of the holders in accordance with the duly approved remuneration schemes. The object of this authorization will be expressly stated for the purposes the provisions of article 75, paragraph 1, of the Corporations Law.

The Board of Directors holds the broadest powers to use the authorization that is the subject matter of this resolution for the purposes of its full implementation and development. Such powers may be delegated in favour of the Executive Committee, the Chief Executive Officer or any other person expressly empowered by the Board of Directors to that effect and within the scope deemed appropriate.

This authorization will be in force for a term of 18 months from the date of the holding of this General Meeting. The authorization granted to the Board of Directors by the Shareholders' Extraordinary General Meeting held on 29th August 2003 with an expiry term ending on the date of the holding of the 2004 Ordinary General Meeting is hereby revoked.

Proposal related to point VII of the Agenda. To appoint the auditors of Antena 3 de Televisión, S.A. and its consolidated group of companies.

TENTH

To appoint the audit company that, subject to the report of the Audit and Control Committee, will be proposed by the Board of Directors to the Meeting to verify the annual accounts of Antena 3 de Televisión, S.A. and its consolidated group of companies related to the period to be determined in accordance with article 204 of the Corporations Law and Article 153 of the Regulations of the Mercantile Registry.

To that effect, it is stated that this appointment is compulsory since the effectiveness of the last appointment of the company DELOITTE & TOUCHE ESPAÑA S.L. approved by the Ordinary General Meeting held on 24th April 2003 for a term of one year, i.e. for the 2003 Annual Accounts, has expired.

Proposal related to point VIII of the Agenda. To delegate powers to execute, construe and cure the resolutions adopted by the Shareholders' General Meeting and to delegate the powers granted by the Meeting to the Board of Directors to convert such resolutions into a public deed.

ELEVENTH

To joint and severally empower the Chief Executive Officer, the Non-Director Secretary and the Non-Director Deputy Secretary of the Board of Directors so that any of them may carry out any actions considered appropriate in connection with the execution of the resolutions adopted by this General Meeting in order to register them with the Mercantile Registry and any other Registries especially including, among other faculties, the faculty to appear before a Notary Public to grant the deeds and certificates deemed necessary or appropriate to that effect, to request their partial registration and to execute any other public or private document necessary to register such resolutions, including ratification, construction, correction, clarification or rectification deeds.

San Sebastián de los Reyes (Madrid), 21st April 2004.

Antena 3 de Televisión, S.A. and, in its name and on its behalf, Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors, informs about the following significant event derived from one of the resolutions adopted by the Board of Directors of Antena 3 de Televisión, S.A. dated 21st April 2004 through the exceptional procedure of voting in writing (governed by the Corporations Law, the Corporate Bye-laws and the Regulations of the Board of Directors of the Company).

SIGNIFICANT EVENT

The Board of Directors of Antena 3 de Televisión, S.A. has unanimously adopted the resolution of approving the Annual Report on Corporate Governance for year 2003, as follows:

To approve the Annual Report on Corporate Governance for year 2003, which will be notified to the Comisión Nacional del Mercado de Valores as a significant event and will be available for shareholders and investors in the Web site of the Company. A hardcopy will be delivered upon request along with the remaining legal compulsory documentation related to the Shareholders' Ordinary General Meeting.

(Owing to its length, the full text of this Annual Report on Corporate Governance for year 2003 is attached to this Significant Event as an annexe, in accordance with the provisions of the first paragraph, point 3 of Order ECO/3722/2003 of 26th December 2004).

San Sebastián de los Reyes (Madrid), 21st April 2004.